Filed by II-VI Incorporated
                                      pursuant to Rule 425 under the
                                      Securities Act of 1933 and deemed
                                      to be filed pursuant to Rule 14d-2
                                      of the Securities and Exchange Act
                                      of 1934

                                      Subject Company: Laser Power
                                      Corporation Commission File
                                      No.: 000-22625

                                      June 12, 2000
                                      Jim Martinelli
                                      Treasurer & Chief Financial Officer
                                      (724) 352-4455
                                      jmartinelli@ii-vi.com
                                      II-VI Homepage:  www.ii-vi.com


II-VI Incorporated Extends Deadline for Offer to Laser Power
Corporation's Board; Offer of .052 Shares of II-VI Stock Plus $2.32 Cash for each Share of Laser Power Stock with Minimum Price of $4.05 per Share to Expire at 11:59 p.m. EDT on Wednesday, June 14, 2000

Pittsburgh--June 12, 2000--II-VI Incorporated (NASDAQ NMS: IIVI) announced today that it has extended, until 11:59 p.m. on Wednesday, June 14, 2000, the expiration of its offer made to the Board of Directors of Laser Power Corporation (NASDAQ NMS: LPWR) to acquire, in a consensual transaction, all of Laser Power's outstanding stock. Under II-VI's proposal, each share of Laser Power stock will receive .052 shares of II-VI common stock and $2.32 in cash. Based on the closing market price of II-VI common stock on June 9, 2000, the value of this offer to Laser Power's stockholders is $4.45 per share. This represents a greater than 10% premium over the offer made by Union Miniere.

Under II-VI's proposal, Laser Power's stockholders would be guaranteed a "floor" of $4.05 per share. II-VI would pay this guaranteed price with a combination of cash and/or II-VI stock, at its election, if the volume weighted average trading price of II-VI common stock is less than $33.27 per share for the 20 trading days prior to the closing of the exchange offer. The offer also contains a ceiling of $5.00 per share.

II-VI also stated that it advised the Laser Power Board that its agreement with Laser Power would contain a provision to reimburse Laser Power $2.5 million in the event that a transaction with II-VI is not consummated under certain circumstances.

Fran Kramer, President and Chief Operating Officer of II-VI, said "This is a strong offer. It represents substantially greater value for Laser Power's stockholders than Union Miniere's current proposal with more than appropriate downside protection. Our transaction clearly is in the best interests of both Laser Power's and II-VI's stockholders."

If II-VI's offer is accepted by the Board of Directors of Laser Power, it would prepare and file a registration statement with the Securities and Exchange Commission. Laser Power stockholders would then be able to obtain such materials for free at the Commission's Web site at www.sec.gov. Laser Power stockholders are urged to carefully read the complete terms and conditions of those materials prior to making any decisions with respect to an actual offer.

This document contains forward-looking statements concerning the financial condition, results of operations and business of II-VI and its proposed acquisition of Laser Power, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of II-VI's management following such proposed acquisition, including, without limitation, statements relating to:

(A) the likelihood of consummating the proposed acquisition, (B) the cost savings expected to result from the proposed acquisition, (C) anticipated results of operations of the combined company following the proposed acquisition, (D) projected earnings per share of the combined company following the proposed acquisition, and (E) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (1) the proposed acquisition may not be consummated on the terms being offered or at all,
(2) cost savings expected to result from the proposed acquisition may not be fully realized or realized within the expected time frame; (3) operating results following the proposed acquisition may be lower than expected; (4) competitive pressures may increase significantly; (5) costs or difficulties related to the integration of the businesses of II-VI and Laser Power may be greater than expected; (6) general economic conditions, whether nationally or in the markets in which II-VI and Laser Power conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which II-VI and Laser Power are engaged; or (8) adverse changes may occur in the securities markets.

CONTACT: Jim Martinelli, Treasurer & Chief Financial Officer of II-VI Incorporated, 724-352-4455, or e-mail, jmartinelli@ii-vi.com/

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